Exhibit 99.2

Oasmia Pharmaceutical AB develops, manufactures, markets and sells a new generation of drugs within human and veterinary oncology. Product development aims to produce novel formulations based on well-established cytostatics which, in comparison with current alternatives, display improved properties, a reduced side-effect profile and expanded therapeutic areas. Product development is based on in-house research within nanotechnology and company patents. The company share is listed on NASDAQ Stockholm, the NASDAQ Capital Market in the US and the Frankfurt Stock Exchange.

BUSINESS ACTIVITIES

EMA (the European Medicines Agency) has requested a supplementary analysis of existing data in a previously performed PK, pharmacokinetic, study. The 180 days clock-stop was granted in September by the authorities. However, Oasmia intends to submit the results of the supplementary analysis work as soon as possible. Preparations for submission to the U.S. Food and Drug Administration (FDA) are ongoing in parallel. In April 2016, Paclical/Apealea reported that all endpoints of the phase III study on ovarian cancer had been achieved with positive results. This study serves as a basis for submissions to authorities.

During the quarter, the first order for Paclical was received and in November the first delivery was shipped to Oasmia’s new partner in Russia, Hetero Group. The products have been sold to hospitals. Further deliveries will be made on a continuous basis in the time ahead. Hetero has initiated a long-term and methodical strategy to commercialize Paclical. Hetero, in co-operation with Oasmia are planning to initiate a clinical phase 3 study in patients with first- and second line breast cancer. This study is expected to start during first half of 2018. The intention is to both broaden indications and increase penetration of the product.

Hetero will be able to begin sales of Doxophos, which received approval in the quarter, when they have obtained an official price from the authorities. In parallel, work is ongoing to ensure production of the product. Hetero has greatly strengthened its sales force in the field of oncology and Oasmia has supported the efforts with product training. Oasmia has started a subsidiary in Moscow so as to have a strong direct presence as well as the ability to work directly with the authorities and give optimal support to Hetero.

Oasmia is expecting market approval for Paclical in Kazakhstan in the near term. The market in Kazakhstan is similar to the Russian market and procurement processes occur annually or semi-annually.

The company is discussing the possibility of transferring the distribution rights for further markets, primarily in Latin America, south-east Asia and India, to Hetero.

Oasmia intends to transfer the assets in the veterinary medicine area to its currently wholly-owned subsidiary in the US called AdvaVet Inc. The aim is for AdvaVet to be financed separately and Oasmia has thus hired financial advisors with a view to list AdvaVet on the Nasdaq in New York. The US is the principal market for the type of treatments that Paccal Vet and Doxophos Vet are designed for and the time until approval is also considerably shorter there compared with Europe, for example. This is due to the fact that so-called conditional approval can be obtained if the products are unique and for indications where few or no other approved products exist. Both Paccal Vet and Doxophos Vet have MUMS status, which allows this shorter approval process.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2017 2 (18)

PRODUCT DEVELOPMENT

HUMAN HEALTH

Paclical / Apealea

Paclical is a patented formulation of paclitaxel in combination with Oasmia’s patented XR17 technology. Paclical has received orphan drug designation (see below) in the EU and the US for the indication ovarian cancer.

Oasmia has performed a phase III study with Paclical for the treatment of ovarian cancer, an indication with slightly less than 250,000 new annual cases globally. The final phase III study report, which was completed during the third calendar quarter of 2015, was included as part of the marketing authorization application for the EU that was submitted to EMA in February 2016. In April 2016, the company presented primary positive overall survival data (OS data) from the study. This data will form the basis of the application to the FDA in the US for market approval and has also been added to the European application.

The product is called Paclical in Russia but Apealea in Europe. Paclical is approved for ovarian cancer in Russia.

Doxophos

Doxophos is a patented formulation of the cytostatic doxorubicin in combination with XR17. Doxorubicin is one of the most effective and widely used substances for the treatment of cancer. The company has received market approval for Doxophos in Russia as a hybrid pharmaceutical (improved generic pharmaceutical). Approval was received for many forms of cancer, amongst other things cancer of the blood, the skeleton, the breast, the prostate and the lungs.

Docecal

Docecal is a patented formulation of the cytostatic docetaxel in combination with XR17 for the treatment of metastatic breast cancer. A clinical phase I study and a safety and tolerance study are currently in progress.

The clinical phase I study with Docecal is being performed in three countries. Patient recruitment began in September 2016 after approval by regulatory authorities and ethics committees. The safety and tolerance study began patient recruitment in March 2016. It is expected that both studies will have been completed in the first half of 2018 and will form the basis of the application for market registration in Russia as a first market and that they will form the basis of discussions with EMA and the FDA.

XR17

XR17 is Oasmia’s patented excipient, which can make insoluble molecules water soluble by forming nanoparticles, which are immediately dissolved in the bloodstream without using solvents. This results, amongst other things, in shorter infusion times and no need for premedication of patients, which are positive properties compared with existing drugs based on the same active ingredients.

In 2016, Oasmia completed a study to investigate the safety and tolerance of XR17 in healthy volunteers. The study confirms that the side effects of the excipient are mild and that safety is good.

OAS-19

OAS-19 is the first cancer drug to apply two active cytostatics in one infusion. It is the unique properties of XR17 that make this combination possible. This concept provides Oasmia with yet another dimension for drug development with multiple active substances in one micelle, where substances with different water solubility can also be combined. Previous pre-clinical studies have shown promising results.

KB9520

KB9520 is a substance acquired from Karo Pharma in November 2016. In pre-clinical studies, the substance has shown that it contributes to reduced side effects of treatment with cytostatics when intake of KB9520 and cytostatic treatment are combined. KB9520 has also demonstrated good efficacy for several types of cancer in pre-clinical models. In these disease models, treatment has shown a significant reduction in tumour size by stimulating apoptosis (programmed cell death) and inhibiting cell growth. The company is actively looking for a partner with whom Oasmia can drive the project forward.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2017 3 (18)

Orphan drug designation is granted for minor indications and entails market exclusivity for seven (EU) and ten (US) years for the indication, when market approval has been obtained.

ANIMAL HEALTH

Paccal Vet

Paccal Vet is a patented formulation of paclitaxel in combination with XR17 and is intended for use in dogs. In February 2014, Paccal Vet was granted conditional approval by the U.S. Food and Drug Administration, FDA, for treatment of mammary carcinoma and squamous cell carcinoma in dogs. Oasmia has been granted MUMS designation (see below) by the FDA for Paccal Vet in the treatment of mast cell tumours, mammary carcinoma and squamous cell carcinoma.

The company's main objective is to successfully expand product distribution and to reach out to a larger number of veterinary clinics. Paccal Vet has previously been available to a limited number of specialists in veterinary oncology. Oasmia expects that a change in therapy through changed dosage to reduce side effects and thereby increase quality of life for pets will make the product more attractive to veterinarians and pet owners. To achieve this objective, the company has withdrawn its conditional approval to allow the start of a new study to confirm a new treatment regimen.

Doxophos Vet

Doxophos Vet is a patented formulation of doxorubicin in combination with XR17. Oasmia is developing Doxophos Vet for the treatment of lymphoma, which is one of the most common cancers in dogs. Doxophos Vet has been granted MUMS designation (see below) in the US for the indication lymphoma.

In February 2015, a phase II study was initiated whose primary endpoint is response rate in the treated dogs. All dogs enrolled in the study have been treated and the dogs enrolled in a follow-up study have been monitored until progression. This study will form the basis of the application for approval to the FDA. We expect the results of the study to be reported in the autumn of 2017.

AdvaVet Inc.

All rights to Paccal Vet and Doxophos Vet will be transferred to the company’s currently wholly-owned subsidiary in the US, AdvaVet Inc. Intense work is ongoing with the aim of listing AdvaVet on the Nasdaq Capital Market in New York.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2017 4 (18)

MUMS designation (minor use/minor species) is granted by the FDA either for a small area of use within a common species such as dogs, or for treatment of a less common species. The most interesting aspect of MUMS is the eligibility to apply for conditional market approval with seven years market exclusivity. Conditional market approval enables the manufacturer to make the product available before all necessary efficacy data have been obtained. However, safety data must prove that the product is safe.

THE COMPANY

Market approval for Doxophos in Russia

Oasmia has obtained market approval for Doxophos in Russia. Doxophos has been approved for the treatment of acute lymphocytic leukaemia, acute myeloid leukaemia, chronic leukaemia, Hodgkin’s lymphoma and Non-Hodgkin’s lymphoma, multiple myeloma, osteosarcoma, Ewing’s sarcoma, soft tissue sarcoma, neuroblastoma, rhabdomyosarcoma, Wilms’ tumour, breast cancer, uterine cancer, ovarian cancer, germ cell tumours, prostate cancer, lung cancer, stomach cancer, head and neck cancer and thyroid cancer. The product will be distributed by Oasmia’s collaboration partner Hetero Group.

Per Langö was elected to the Board

At the company’s Annual General Meeting held on September 25, 2017, Per Langö was elected to the company’s Board. The other members of the Board were re-elected, with Julian Aleksov as the Executive Chairman of the Board.

CFO Fredrik Gynnerstedt has left the company

The company’s CFO, Fredrik Gynnerstedt, left his employment in October 2017. The acting CFO is Anders Blom, Deputy CEO.

Loan from Nexttobe AB extended

The loan from Nexttobe amounts to MSEK 102.4 and matures on May 30, 2018. Interest for the new loan is set at 8.5%. Previously accrued interest has been paid to Nexttobe.

EVENTS AFTER CLOSING DAY

At the end of November new convertible debt instruments of MSEK 28 were issued, which will be paid for at the beginning of December, i.e. after the publication of this report. The proceeds from the Private Placement will be used to partially replace already repaid debt instruments, which the Company issued 9 June 2017.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2017 5 (18)

FINANCIAL INFORMATION1

Consolidated income statement in brief

	2017	2016	2017	2016	2016/17
TSEK	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr
Net sales	1,651	56	1,671	92	172
Change in inventories of products in progress and finished goods	(7)	(1,377)	(14)	(998)	(1,405)
Capitalized development costs	1,998	1,718	4,202	3,398	7,023
Other operating income	1,446	194	1,480	404	420
Operating expenses	(27,217)	(36,459)	(57,887)	(71,105)	(146,691)
Operating income (loss)	(22,129)	(35,867)	(50,549)	(68,209)	(140,481)
Net income (loss) for the period	(25,094)	(41,343)	(56,807)	(78,264)	(160,243)
Earnings (loss) per share, before and after dilution in SEK*	(0.14)	(0.38)	(0.36)	(0.72)	(1.39)
Comprehensive income (loss) for the period	(25,102)	(41,339)	(56,817)	(78,251)	(160,230)

* Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in July 2017.

SECOND QUARTER

August 1 – 31 October 31, 2017

Net sales

Net sales amounted to TSEK 1,651 compared to TSEK 56 in the second quarter the previous year. These consisted of invoiced distribution rights of TSEK 1,595 in connection with the signing of an agreement with the Russian distributor compared to TSEK 0 in the second quarter the previous year and of sales of supplies to the tune of TSEK 56 compared to TSEK 56 in the second quarter the previous year.

Change in inventories of products in progress and finished goods

The change in inventories of products in progress and finished goods amounted to TSEK (7) during the quarter compared to TSEK (1,377) in the corresponding quarter the previous year. The outcome the previous year derived primarily from impairment of inventories of finished goods amounting to TSEK (1,172).

Capitalized development costs

Capitalized development costs, which refer to phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 1,998 compared to TSEK 1,718 in the second quarter the previous year. Paclical accounted for TSEK 1,891 of the capitalization and Paccal Vet for TSEK 107. The comparative figures in the second quarter the previous year were TSEK 1,604 and TSEK 114, respectively.

Other operating income

Other operating income amounted to TSEK 1,446, compared to TSEK 194 in the second quarter the previous year. Oasmia has been involved in an ongoing legal dispute for a number of years with a supplier concerning delivery of defective production equipment. An account of this was given in the 2016/2017 Annual Report. This dispute was settled in November 2017 by means of conciliation whereby Oasmia was awarded compensation of TSEK 1,300, which has been recorded as other operating income.

Operating expenses

Operating expenses, including depreciation, amortization and impairments, were lower than for the corresponding quarter the previous year and amounted to TSEK 27,217 compared to TSEK 36,459 in the second quarter the previous year. The decrease is mainly attributable to lower other external expenses, which in turn are primarily due to lower costs for clinical studies. Employee benefit expenses have also decreased, primarily due to the company’s rationalization programme.

1 Figures within parentheses represent negative amounts.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2017 6 (18)

The number of employees at the end of the quarter was 58 compared to 77 at the end of the second quarter the previous year. The decrease in the number of employees is primarily due to the company’s above-mentioned rationalization programme.

Net loss for the quarter

The net loss after tax was TSEK 25,094 compared to TSEK 41,343 in the second quarter the previous year. The improvement in the net loss was primarily attributable to lower other external expenses and to lower employee benefit expenses. Furthermore, net financial items for the quarter involved an improvement, TSEK (2,965) compared to TSEK (5,476) in the second quarter the previous year, which is attributable to the lower interest-bearing liabilities this year, see “Financial position” below.

The Group’s business activities were not affected by seasonal variation or cyclical effects.

THE PERIOD

May 1 – October 31, 2017

Net sales

Net sales amounted to TSEK 1,671 compared to TSEK 92 in the corresponding period the previous year. These consisted of invoiced distribution rights of TSEK 1,595 in connection with the signing of an agreement with the Russian distributor compared to TSEK 0 in the corresponding period the previous year and of sales of supplies to the tune of TSEK 76 compared to TSEK 92 in the corresponding period the previous year.

Change in inventories of products in progress and finished goods

The change in inventories of products in progress and finished goods amounted to TSEK (14) during the period compared to TSEK (998) in the corresponding period the previous year. The outcome the previous year derived primarily from impairment of inventories of finished goods that were planned to be sold on the Russian market.

Capitalized development costs

Capitalized development costs, which refer to phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 4,202 compared to TSEK 3,398 in the corresponding period the previous year. Paclical accounted for TSEK 4,094 of the capitalization and Paccal Vet for TSEK 107. The comparative figures in the corresponding period the previous year were TSEK 3,154 and TSEK 244, respectively.

Other operating income

Other operating income amounted to TSEK 1,480, compared to TSEK 404 in the corresponding period the previous year. Oasmia has been involved in an ongoing legal dispute for a number of years with a supplier concerning delivery of defective production equipment. An account of this was given in the 2016/2017 Annual Report. This dispute was settled in November 2017 by means of conciliation whereby Oasmia was awarded compensation of TSEK 1,300, which has been recorded as other operating income.

Operating expenses

Operating expenses, including depreciation, amortization and impairments, were lower than for the corresponding period the previous year and amounted to TSEK 57,887 compared to TSEK 71,105 in the corresponding period the previous year. The decrease is mainly attributable to lower other external expenses, which in turn are primarily due to lower costs for clinical studies and lower exchange rate losses regarding accounts payable in foreign currency. Employee benefit expenses have also decreased, primarily due to the company’s rationalization programme.

The number of employees at the end of the period was 58 compared to 77 at the end of the corresponding period the previous year. The decrease in the number of employees is primarily due to the company’s rationalization programme.

Net loss for the period

The net loss after tax was TSEK 56,807 compared to TSEK 78,264 in the corresponding period the previous year. The improvement in the net loss was primarily attributable to lower other external expenses sand to lower employee benefit expenses. Furthermore, net financial items for the period involved an improvement, TSEK (6,257) compared to TSEK (10,055) in the corresponding period the previous year, which is attributable to the lower interest-bearing liabilities this year, see “Financial position” below.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2017 7 (18)

The Group’s business activities were not affected by seasonal variation or cyclical effects.

Cash flow and capital expenditure

The cash outflow from operating activities was TSEK 71,044 compared to TSEK 59,794 in the corresponding period the previous year. The difference compared to the same period last year is explained by higher interest paid and the negative development of working capital, which was largely compensated for, however, by lower costs, see above.

The cash outflow from investing activities was TSEK 4,788 compared to an inflow of TSEK 16,157 in the corresponding period the previous year. During the same period the previous year short-term investments of TSEK 20,000 were divested, and therefore there was a cash inflow from investments then. These short-term investments were frozen as security for a bank loan that was repaid when the investments were divested. Investments during the period comprised investments in intangible assets of TSEK 4,658 compared to TSEK 3,504 in the corresponding period the previous year and consisted of capitalized development costs of TSEK 4,202 compared to TSEK 3,398 in the corresponding period the previous year and of patents of TSEK 456 compared to TSEK 106 in the corresponding period the previous year. Investments in property plant and equipment were TSEK 130 compared to TSEK 339 in the corresponding period the previous year.

Cash inflow from financing activities amounted to TSEK 116,625 compared to TSEK 49,427 in the corresponding period the previous year. A new share issue generated a gross amount of TSEK 159,282 for the company while the outflow for issue expenses amounted to TSEK 11,356. Convertible debt instruments of TSEK 42,000 matured during the period and were replaced at maturity by non-negotiable promissory notes. Of this debt, TSEK 34,500 has been repaid while new loans totalling TSEK 3,000 have been taken, see below.

Financing

Oasmia has a loan of TSEK 102,419 from Nexttobe AB, which up until October 31, 2016 was Oasmia’s second largest shareholder. This loan carries interest of 8.5 percent and matures on May 30, 2018.

In April 2017, 26 convertible debt instruments were issued at a price of TSEK 1,000 each, in total TSEK 26,000. These convertible debt instruments mature on April 18, 2018, unless there is prior conversion, and carry interest of 8.5 percent. These convertibles can be converted at a price of SEK 8.00 per share. Full conversion would entail the issue of 3,250,000 new shares.

Relative to a bond loan, convertible debt instruments provide both the right to receive interest and the opportunity to receive a certain number of shares instead of repayment of the loan. This additional benefit means that the interest rate of the convertible debt instruments is lower than the market interest rate for an equivalent bond loan. The fair value of the benefit Oasmia receives due to the lower interest rate is recorded, after a deduction for issue expenses, directly against equity. The debt component of the convertibles, i.e. excluding the equity component indicated above, is recorded after a deduction for issue expenses at its fair value as a liability in the balance sheet the first time it is recorded. The interest expense is calculated thereafter according to the effective interest method and is charged to the income statement.

In June 2017 convertible debt instruments of TSEK 42,000 matured, and upon maturity were replaced by non-negotiable promissory notes. Of these promissory notes, TSEK 34,500 was repaid during the period and new promissory notes of TSEK 3,000 were issued. At October 31, there were thus non-negotiable promissory notes of TSEK 10,500 in total carrying 8.5 percent interest and maturing on June 30, 2018.

In order to replace these repaid promissory notes new convertible debt instruments of MSEK 28 were issued end of November, that is after closing day, which will be paid for at the beginning of December, i.e. after the publication of this report.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2017 8 (18)

In July 2017 a rights issue was carried out, whereby 50,308,206 shares were issued at a price of SEK 3.25 kronor per share, which generated new equity of TSEK 163,503, minus issue expenses. Of this new equity TSEK 159,282 led to a cash inflow, see “Cash flow and capital expenditure” above. Issue expenses of TSEK 15,795 arose in connection with the new share issue. Of these issue expenses TSEK 11,356 led to a cash outflow, see “Cash flow and capital expenditure” above.

During the period 5,543,182 warrants were issued to the Board and senior management for between SEK 0.17 and SEK 0.22 per warrant, depending on the market value at the time of each individual issue. This has generated increased equity of TSEK 1,171 for Oasmia.

Outstanding warrants

As of October 31, 2017, the number of outstanding instruments was as follows:

	Number of warrants and convertibles	Maximum number of shares
Warrants which can be converted to three shares	1,280,750	3,842,250
Warrants which can be converted to one share, Board and management	5,543,182	5,543,182
Warrants which can be converted to one share, others	140,352	140,352
Convertibles	26	3,250,000
Maximum number of shares		12,775,784

These instruments do not entail any dilution effect as of October 31, 2017, but may do so in the future.

Financial position

The consolidated cash and cash equivalents at the end of the quarter totalled TSEK 68,791 compared to TSEK 32,012 at the end of the second quarter the previous year. Interest-bearing liabilities were TSEK 138,194 and consist of a loan from Nexttobe, convertible debt instruments and non-negotiable promissory notes. The corresponding amount the previous year was TSEK 156,829 and consisted of a loan from Nexttobe and convertible debt instruments.

Unutilized bank credit facilities at the end of the quarter amounted to TSEK 5,000 with a bank compared to TSEK 5,000 at the end of the second quarter the previous year and TSEK 40,000 with the principal owner Alceco International S.A. compared to TSEK 40,000 at the end of the second quarter the previous year.

At the end of the quarter equity amounted to TSEK 392,433 compared to TSEK 302,019 at the end of the second quarter the previous year, the equity/assets ratio was 69% compared to 57% at the end of the second quarter the previous year and the net debt/equity ratio was 18% compared to 44% at the end of the second quarter the previous year.

Future financing

Oasmia has two products approved, but this does not allow the company’s business operations to generate sufficient cash flow. Work is therefore continuously conducted on finding other financing alternatives. This work includes the company engaging in discussions with potential collaboration partners about the licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the company securing resources so that future forecast revenue flows materialize in regions where the company’s products are registered.

The Group’s available cash and cash equivalents and unutilized credit facilities at October 31, 2017 do not provide the liquidity necessary to run the planned business operations in the coming 12 months. In the light of the ongoing work on possible financing alternatives and the recent development of the company, it is the Board’s assessment that the outlook is good for financing the company’s business operations during the coming year. If sufficient financing is not obtained, there is a risk that it may not be possible to continue operations.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2017 9 (18)

Key ratios and other information

	2017	2016	2017	2016	2016/17
	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr
Number of shares at the end of the period, before and after dilution, in thousands*	176,406	109,353	176,406	109,353	128,620
Weighted average number of shares, before and after dilution, in thousands*	175,630	109,353	156,153	109,353	115,254
Earnings (loss) per share, before and after dilution, SEK*	(0.14)	(0.38)	(0.36)	(0.72)	(1.39)
Equity per share, SEK*	2.22	2.76	2.22	2.76	2.33
Equity/assets ratio, %	69	57	69	57	58
Net liability, TSEK	69,402	131,503	69,402	131,503	140,724
Net debt/equity ratio, %	18	44	18	44	47
Return on total assets, %	neg	neg	neg	neg	neg
Return on equity, %	neg	neg	neg	neg	neg
Number of employees at the end of the period	58	77	58	77	66

* Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in July 2017.

Definitions

Earnings per share: Income for the period attributable to Parent Company shareholders divided by the weighted average number of shares, before and after dilution, in the period.

Equity per share: Equity attributable to Parent Company shareholders as a ratio of the number of shares at the end of the period.

Equity/assets ratio: Equity as a ratio of total assets.

Net debt: Total borrowings (comprising the balance sheet items liabilities to credit institutions, convertible debt instruments and other borrowings) with deduction of cash, cash equivalents and short-term investments.

Net debt/equity ratio: Net debt as a ratio of equity.

Return on total assets: Income before interest expenses as a percentage of the average balance sheet total.

Return on equity: Income before taxes as a ratio of average equity.

The key ratios found above are generic key ratios often used in analyses and comparisons between different companies. They are therefore given to enable the reader to rapidly and summarily evaluate Oasmia’s financial situation and possibly compare with other companies.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2017 10 (18)

Financial Statements (Unaudited)

Consolidated income statement

		2017	2016	2017	2016	2016/17
TSEK	Note	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr
Net sales		1,651	56	1,671	92	172
Change in inventories of products in progress and finished goods		(7)	(1,377)	(14)	(998)	(1,405)
Capitalized development costs		1,998	1,718	4,202	3,398	7,023
Other operating income		1,446	194	1,480	404	420
Raw materials, consumables and goods for resale		(793)	(554)	(1,120)	(820)	(2,984)
Other external expenses		(14,252)	(21,983)	(30,795)	(39,908)	(79,904)
Employee benefit expenses		(11,051)	(12,787)	(23,735)	(28,102)	(59,295)
Depreciation, amortization and impairment		(1,121)	(1,134)	(2,237)	(2,275)	(4,508)
Operating income (loss)		(22,129)	(35,867)	(50,549)	(68,209)	(140,481)

Financial income		5	13	33	39	85
Financial expenses		(2,970)	(5,489)	(6,291)	(10,094)	(19,847)
Financial income and expenses, net		(2,965)	(5,476)	(6,257)	(10,055)	(19,762)

Income (loss) before taxes		(25,094)	(41,343)	(56,807)	(78,264)	(160,243)

Taxes	2	-	-	-	-	-
Income (loss) for the period		(25,094)	(41,343)	(56,807)	(78,264)	(160,243)

Income (loss) for the period attributable to:
Parent Company shareholders		(25,091)	(41,343)	(56,804)	(78,264)	(160,243)
Non-controlling interests		(3)	-	(3)	-	-

Earnings (loss) per share, before and after dilution, SEK*		(0.14)	(0.38)	(0.36)	(0.72)	(1.39)

Consolidated statement of comprehensive income

		2017	2016	2017	2016	2016/17
TSEK	Note	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr
Income (loss) for the period		(25,094)	(41,343)	(56,807)	(78,264)	(160,243)
Other comprehensive income (loss)
Items that may be subsequently reclassified to the income statement:
Translation differences		(9)	4	(11)	13	13
Total other comprehensive income (loss)		(9)	4	(11)	13	13
Comprehensive income (loss) for the period		(25,102)	(41,339)	(56,817)	(78,251)	(160,230)

Comprehensive income (loss) attributable to:
Parent Company shareholders		(25,099)	(41,339)	(56,814)	(78,251)	(160,230)
Non-controlling interests		(3)	-	(3)	-	-

Comprehensive earnings (loss) per share, before and after dilution, SEK *		(0.14)	(0.38)	(0.36)	(0.72)	(1.39)

* Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in July 2017.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2017 11 (18)

Consolidated statement of financial position

TSEK	Note	Oct 31, 2017	Oct 31, 2016	Apr 30, 2017
ASSETS
Non-current assets
Property, plant and equipment		16,872	19,827	18,368
Capitalized development costs	3	421,124	413,298	416,922
Other intangible assets		36,017	36,450	36,171
Financial non-current assets		2	2	2
Total non-current assets		474,015	469,577	471,464

Current assets
Inventories	4	12,896	15,945	13,685
Accounts receivable		1,701	5,263	35
Other current receivables		1,281	1,515	1,390
Prepaid expenses and accrued income		9,587	3,630	7,008
Cash and cash equivalents		68,791	32,012	28,001
Total current assets		94,256	58,365	50,119

TOTAL ASSETS		568,271	527,942	521,583

EQUITY
Capital and reserves attributable to Parent Company shareholders
Share capital		17,641	10,721	11,904
Non-registered share capital		-	1,183	706
Other capital provided		1,218,468	994,995	1,074,619
Reserves		(16)	(5)	(6)
Retained earnings including income (loss) for the period		(843,656)	(704,874)	(786,853)
Equity attributable to Parent Company shareholders		392,436	302,019	300,371
Equity attributable to non-controlling interests		(3)	-	-
Total equity		392,433	302,019	300,371

LIABILITIES
Current liabilities
Convertible debt instruments		25,275	62,434	66,307
Other short-term borrowings		112,919	101,081	102,419
Accounts payable		15,363	35,201	20,837
Other current liabilities		3,358	2,159	5,356
Accrued expenses and deferred income		18,923	25,048	26,294
Total current liabilities		175,838	225,923	221,212

Total liabilities		175,838	225,923	221,212

TOTAL EQUITY AND LIABILITIES		568,271	527,942	521,583

Any contingent liabilities and pledged assets are reported in note 6

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2017 12 (18)

Consolidated statement of changes in equity

	Attributable to Parent Company shareholders
TSEK	Share capital	Non- registered share capital	Other capital provided	Reserves	Retained earnings incl. income (loss) for the period	Total equity attributable to Parent Company shareholders	Non- controlling interests	Total equity
Opening balance as of May 1, 2016	10,721	0	941,961	(19)	(626,610)	326,053	0	326,053
Income (loss) for the period	-	-	-	-	(78,264)	(78,264)	-	(78,264)
Other comprehensive income (loss)	-	-	-	13	-	13	-	13
Comprehensive income (loss) for the period	0	0	0	13	(78,264)	(78,251)	0	(78,251)
Equity component in issue of convertible debt instruments	-	-	442	-	-	442	-	442
New share issues	-	1,183	55,917	-	-	57,100	-	57,100
Issue expenses	-	-	(3,325)	-	-	(3,325)	-	(3,325)
Closing balance as of October 31, 2016	10,721	1,183	994,995	(5)	(704,874)	302,019	0	302,019

Opening balance as of May 1, 2016	10,721	0	941,961	(19)	(626,610)	326,053	0	326,053
Income (loss) for the year	-	-	-	-	(160,243)	(160,243)	-	(160,243)
Other comprehensive income (loss)	-	-	-	13	-	13	-	13
Comprehensive income (loss) for the year	0	0	0	13	(160,243)	(160,230)	0	(160,230)
Equity component in issue of convertible debt instruments	-	-	1,152	-	-	1,152	-	1,152
New share issues	1,183	706	135,111	-	-	137,000	-	137,000
Issue expenses	-	-	(3,605)	-	-	(3,605)	-	(3,605)
Closing balance as of April 30, 2017	11,904	706	1,074,619	(6)	(786,853)	300,371	0	300,371

Opening balance as of May 1, 2017	11,904	706	1,074,619	(6)	(786,853)	300,371	-	300,371
Income (loss) for the period	-	-	-	-	(56,804)	(56,804)	(3)	(56,807)
Other comprehensive income (loss)	-	-	-	(10)	-	(10)	0	(11)
Comprehensive income (loss) for the period	0	0	0	(10)	(56,804)	(56,814)	(3)	(56,817)
Warrants	-	-	1,171	-	-	1,171		1,171
New share issues	5,737	(706)	158,472	-	-	163,503	-	163,503
Issue expenses	-	-	(15,795)	-	-	(15,795)	-	(15,795)
Closing balance as of October 31, 2017	17,641	0	1,218,468	(16)	(843,656)	392,436	(3)	392,433

Consolidated cash flow statement

		2017	2016	2017	2016	2016/17
TSEK	Note	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr
Operating activities
Operating income (loss) before financial items		(22,129)	(35,867)	(50,549)	(68,209)	(140,481)
Adjustments for non-cash items		1,121	1,134	2,237	2,275	15,310
Interest received		5	42	33	45	92
Interest paid		(3,468)	(118)	(7,494)	(256)	(2,515)
Cash flow from operating activities before working capital changes		(24,470)	(34,808)	(55,773)	(66,145)	(127,595)

Change in working capital
Change in inventories		554	973	789	693	(2,783)
Change in accounts receivable		(1,701)	(185)	(1,666)	(360)	(198)
Change in other current receivables		(2,797)	2,874	(2,469)	(331)	(3,584)
Change in accounts payable		(3,102)	9,021	(5,487)	4,640	(6,616)
Change in other current liabilities		422	917	(6,438)	1,709	7,764
Cash flow from operating activities		(31,094)	(21,208)	(71,044)	(59,794)	(133,011)

Investing activities
Investments in intangible assets		(2,137)	(1,824)	(4,658)	(3,504)	(7,445)
Investments in property, plant and equipment		-	(46)	(130)	(339)	(516)
Disposal of short-term investments		-	20,000	-	20,000	20,000
Cash flow from investing activities		(2,137)	18,130	(4,788)	16,157	12,038

Financing activities
Repayment of liabilities to credit institutions		-	(20,000)	-	(20,000)	(20,000)
Borrowings		2,000	-	3,000	-	-
Repayments of loans		(25,000)	-	(34,500)	-	-
Convertible debt instruments		-	-	-	42,000	84,000
Repayment of convertible debt instruments		-	-	-	-	(2,000)
Warrants		199	-	199	-	-
New share issues		7,237	32,100	159,282	32,100	70,000
Issue expenses		(10,817)	-	(11,356)	(4,673)	(9 245)
Cash flow from financing activities		(26,381)	12,100	116,625	49,427	122,755

Cash flow for the period		(59,614)	9,021	40,791	5,790	1,782
Exchange rate differences in cash & cash equivalents		0	4	0	13	10
Cash and cash equivalents at beginning of the period		128,406	22,987	28,001	26,208	26,208
Cash and cash equivalents at end of the period		68,791	32,012	68,791	32,012	28,001

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2017 13 (18)

Notes to Unaudited Financial Statements

Note 1 Accounting policies etc

This report is established in accordance with IAS 34, Interim Financial Reporting and the Swedish Securities Market Act. The consolidated accounts have been established in accordance with the International Financial Reporting Standards (IFRS) and interpretations by the International Financial Reporting Interpretations Committee (IFRIC), RFR 1, Complementary accounting regulations for Groups and the Swedish Annual Accounts Act. The accounting policies and calculation methods for the Group are unchanged compared to those described in the Annual Report for the financial year May 1, 2016 – April 30, 2017.

New or revised IFRS standards or interpretations by IFRIC that have become effective since May 1, 2017 have not had any effect on Oasmia’s financial reports. Similar to what was the case at the end of the previous financial year, financial instruments’ carrying amounts are the same as fair values with the exception of the loan from Nexttobe and the convertible debt instruments. The fair values of these amount to TSEK 102,252 and TSEK 26,962, respectively. The Group currently has only one operating segment and therefore does not disclose any segment information.

The following new IFRS are expected to impact Oasmia’s financial reporting in future financial years:

IFRS 9 Financial instruments: This standard comes into effect on January 1, 2018, which means that it will be applied by Oasmia as from the 2018/2019 financial year. It is not assessed that the introduction of this standard will have any significant impact on Oasmia’s financial reports.

IFRS 15 Revenue from Contracts with Customers: IFRS 15 also comes into effect on January 1, 2018, and will thus also be applied by Oasmia as from the 2018/2019 financial year. What will primarily impact Oasmia is that IFRS 15 requires considerably more disclosures than the current standard for the reporting of revenue. The extent of the impact is still difficult to assess, however, as it depends very much on how Oasmia’s revenue situation develops up until when IFRS 15 comes into effect.

IFRS 16 Leasing: This standard comes into effect on January 1, 2019, which means that it will be applied by Oasmia as from the 2019/2020 financial year.

IFRS 16 requires the lessee to report, at the beginning of the leasing agreement, the right to use the leased assets in the balance sheet and at the same time a lease liability is to be reported. The assets will be amortized during the time they are used and leasing rates will be reported both as the payment of instalments on the leasing liability and as an interest expense in the income statement.

There will be two exceptions, however. Leased assets of low value and short-term leasing (for a period of no more than twelve months) will be exempt from the obligation to capitalize the right of use and to enter the expected leasing payments as a liability.

The introduction of IFRS 16 is expected to primarily impact Oasmia’s financial reporting through the fact that the rent paid for the premises, which is now entered as an expense on a straight line basis, will be accounted for as above.

Note 2 Taxes

The Group has accumulated losses carried forward, related to previous financial years and this period, amounting to TSEK 948,767 compared to TSEK 804,431 at the end of the second quarter the previous year. There are currently no sufficiently convincing reasons to assume that tax losses carried forward can be utilized against future profits and therefore no deferred tax asset has been considered in the balance sheet.

Note 3 Capitalized development costs

Oasmia capitalizes development costs consisting of the company’s investments in clinical phase III trials for the product candidates Paclical and Paccal Vet. The accumulated assets per product candidate are disclosed below.

TSEK	Oct 31, 2017	Oct 31, 2016	Apr 30, 2017
Paclical	311,742	303,241	307,647
Paccal Vet	109,382	110,057	109,275
Total	421,124	413,298	416,922

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2017 14 (18)

Note 4 Inventories

TSEK	Oct 31, 2017	Oct 31, 2016	Apr 30, 2017
Acquisition value

Raw materials and consumables	4,806	7,435	5,581
Products in progress	8,090	4,310	8,104
Finished products	0	4,200	0
Total	12,896	15,945	13,685

Goods have been expensed or written down as follows:

	2017	2016	2016/17
TSEK	May-Oct	May-Oct	May-Apr
Goods expensed	-	-	-
Goods written down	-	1,172	5,736

Note 5 Transactions with related parties

At October 31, 2017, Oasmia had a credit facility of TSEK 40,000, compared to TSEK 40,000 at the end of the second quarter the previous year, provided by one of the company’s largest shareholders, Alceco International S.A. The interest rate on utilized credit is 5 percent. As of October 31, 2017, it was completely unutilized, which was also the case as of October 31, 2016.

Ardenia Investment Ltd, which is equally controlled by Oasmia’s founders Bo Cederstrand and Julian Aleksov, is registered as the applicant for and the holder of the underlying patents for Oasmia’s business. Pursuant to an agreement between Ardenia and Oasmia, the rights to these patents have been transferred to Oasmia. Ardenia re-charged Oasmia for administrative expenses for these patents during the period. The amount invoiced was TSEK 1,477 compared to TSEK 141 in the corresponding period the previous year. New patent rights which prolongs the protection of XR17 with additional 8 years to 2036, was acquired after closing day for TSEK 10,552.

During the period a shareholders’ contribution was provided to the wholly owned subsidiary Oasmia Incentive AB (formerly Oasmia Animal Health AB). This comprised 5,543,182 warrants with a total carrying amount of TSEK 1,171. These warrants have been sold by Oasmia Incentive AB to Oasmia Pharmaceutical AB’s Board and management in accordance with the resolution adopted at an Extraordinary General Meeting on June 2, 2017 regarding the issue of warrants.

No other material transactions with related parties occurred during the period beyond remuneration provided to members of the Board and employees.

Note 6 Contingent liabilities and pledged assets

The Parent Company has issued a floating charge of TSEK 8,000 to a bank as security for an overdraft facility of TSEK 5,000, and as the limit for a foreign currency derivative of TSEK 3,000.

During the financial year 2016/17 warrants were issued in programmes for the Board and management. As these were invalid, however, an Extraordinary General Meeting on June 2, 2017 adopted a resolution whereby these programmes were cancelled. A possible consequence of the programmes being invalid and cancelled could be that the company’s income statement is negatively impacted. However, it is difficult to estimate or determine the sum total of this eventuality. This disclosure is therefore made without specifying any impact on the income statement.

The Parent Company has given a guarantee to a former employee regarding any costs stemming from employment at Oasmia that might later affect the employee.

Oasmia has inadvertently failed to fulfil one of the listing rules of the Frankfurt Stock Exchange. This was noted by the Frankfurt Stock Exchange during the quarter and they thus temporarily suspended trading of the share. In theory, this could lead to the company being fined a maximum amount of EUR 250,000. However, the company’s legal advisor has assessed that this is unlikely.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2017 15 (18)

A claim has been filed against Oasmia by one of its suppliers which the company has contested in its entirety. It is difficult to evaluate a likely outcome or cost as a result of the claim. The best assessment of the Board and management is that the company might be impacted by a cost amounting to approximately MSEK 10 in the event of a negative outcome of a potential legal dispute.

Note 7 Risk factors

The Group is subjected to a number of different risks through its business. By creating awareness of the risks involved in the activities these risks can be limited, controlled and managed at the same time as business opportunities can be utilized to increase earnings. The risks to Oasmia’s business activities are described in the Annual Report for the financial year May 1, 2016 – April 30, 2017. No further risks have occurred during the period.

Note 8 Future financing

Oasmia has two products approved, but this does not allow the company’s business operations to generate sufficient cash flow. Work is therefore continuously conducted on finding other financing alternatives. This work includes the company engaging in discussions with potential collaboration partners about the licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the company securing resources so that future forecast revenue flows materialize in regions where the company’s products are registered.

The Group’s available cash and cash equivalents and unutilized credit facilities at October 31, 2017 do not provide the liquidity necessary to run the planned business operations in the coming 12 months. In the light of the ongoing work on possible financing alternatives and the recent development of the company, it is the Board’s assessment that the outlook is good for financing the company’s business operations during the coming year. If sufficient financing is not obtained, there is a risk that it may not be possible to continue operations.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2017 16 (18)

The Board of Directors and the CEO of Oasmia Pharmaceutical AB ensures that this interim report gives a fair view of the Group activities, position and result and describes essential risks and uncertainty factors that the Group face.

Uppsala, December 1, 2017

Julian Aleksov, Executive Chairman	Bo Cederstrand, Member of the Board

Alexander Kotsinas, Member of the Board	Lars Bergkvist, Member of the Board

Per Langö, Member of the Board

Mikael Asp, CEO

This information is information that Oasmia Pharmaceutical AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation and the Swedish Securities Market Act. The information was submitted for publication, through the agency of the contact person set out below, at 08:15 CET on December 1, 2017.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2017 17 (18)

COMPANY INFORMATION

Oasmia Pharmaceutical AB (publ)

Corp. reg. no. 556332-6676

Domicile: Stockholm

Address and telephone number of the main office

Vallongatan 1, 752 28 UPPSALA, SWEDEN

Phone: +46 18-50 54 40, www.oasmia.com, E-mail: info@oasmia.com

Questions concerning this report should be addressed to:

Mikael Asp, CEO, Phone: +46 18-50 54 40, E-mail: mikael.asp@oasmia.com

FUTURE REPORT DATES

Interim report May 2017 – January 2018	March 2, 2018
Year-end report May 2017 – April 2018	June 8, 2018
Interim report May – July 2018	August 31, 2018
Interim report May – October 2018	November 30, 2018

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2017 18 (18)

Key figures in USD (additional information)

Solely for the convenience of the reader, some key figures have been translated into USD as additional information for shareholders in the U.S. It is not the official report in the functional currency of Oasmia, which is SEK. Swedish krona has been translated into U.S. dollars at the closing rate as per October 31, 2017 which was 8.3612 SEK per one USD (source: Federal Reserve Bank of New York). This rate has been used for conversion of currency for all figures including those from previous periods.

	2017	2016	2016/17
$ thousand if nothing else is stated	May - Oct	May - Oct	May-Apr
Key ratios and other information
Number of shares at the end of the period, before and after dilution, in thousands	176,406	109,353	128,620
Weighted average number of shares, before and after dilution, in thousands	156,153	109,353	115,254
Earnings (loss) per share, before and after dilution, in $	(0.04)	(0.09)	(0.17)
Equity per share, $	0.27	0.33	0.28
Equity/Assets ratio, %	69	57	58
Net debt	8,300	15,728	16,831
Net debt/Equity ratio, %	18	44	47
Number of employees at the end of the period	58	77	66

Consolidated income statement in brief
Net sales	200	11	21
Capitalized development cost	503	406	840
Operating income (loss)	(6,046)	(8,158)	(16,802)
Financial income and expenses - net	(748)	(1,203)	(2,364)
Income (loss) before taxes	(6,794)	(9,360)	(19,165)
Income (loss) for the period	(6,794)	(9,360)	(19,165)
Comprehensive income (loss) for the period	(6,795)	(9,359)	(19,164)

Consolidated statement of financial position in brief
Total non-current assets	56,692	56,162	56,387
Total current assets	11,273	6,980	5,994
Total assets	67,965	63,142	62,381
Total equity	46,935	36,121	35,924
Total current liabilities	21,030	27,020	26,457
Total liabilities	21,030	27,020	26,457
Total equity and liabilities	67,965	63,142	62,381

Consolidated cash flow statement in brief
Operating income (loss) before financial items	(6,046)	(8,158)	(16,802)
Cash flow from operating activities before changes in working capital	(6,670)	(7,911)	(15,260)
Cash flow from operating activities	(8,497)	(7,151)	(15,908)
Cash flow from investing activities	(573)	1,932	1,440
Cash flow from financing activities	13,948	5,911	14,682
Cash flow for the period	4,879	692	213
Cash and cash equivalents at end of the period	8,227	3,829	3,349